INVEST IN **BOOJI**

A Live Interactive Trivia App where fans can win products from major Brands



booji
-Influencers
-Creators
-Brands

booji.net San Luis Obispo California

LEAD INVESTOR

Eric Larsen

I Invested a $100,000 in Booji when it was just an idea on paper. I really believed in the vision Jason had of merging Influencers, Brands and Fans together in a live mobile streaming app. Brands are always looking for endorsements of their products, and I believe the Booji app is a great way of spreading the word to the Brands social followers. I know Influencers are always looking for a way to make money, Booji provides the tools to accomplish this in a very easy to use platform. Part of a great product is the ability to make things easier for people in their daily lives, Booji does just that for these Influencers and Brands while providing great entertainment for all of their loyal Followers.

Invested $1,000 this round & $100,000 previously

Highlights

1. The Quiz Daddy himself Scott Rogowsky is one of many celebrities that will host live events on Booji
2. Downtown Julie Brown, Former MTV VJ, is our Sr. Advisor for the Music and Entertainment Industry
3. We have partnered with iHeart Media, The US's largest media company
4. Price Waterhouse Cooper, expects revenues for the media & ent. industry to reach $2.6T by 2023.
5. Mobile games account for 33% of all app downloads
6. By the end of 2022 almost 1/3 of the global population will play mobile games
7. 50% of all mobile app users play games, making it second only to social media apps in time spent.
8. 72% of millennials prefer to spend money to engage in live events instead of on material possessions

Our Team



Jason Linker Founder/CEO

I Co-Founded and was CEO of Quivers.com a company that continues to this day with my co-founder as the CEO. The Company has been funded by VC's in Silicon Valley for continued growth leading to an eventual sale or IPO.



Thomas Richards SVP, Business Development

Thomas started his first entrepreneurial endeavor in 1998 while studying wine and viticulture at Cal Poly and managing his family Vinyard. Sunshine, a cleaning and maintenance company, is still thriving and growing to this day.



Scott Rogowsky Booji Host Brand Ambassador

Host of HQ Trivia for 2 1/2 years!



Chris Ellis Head of Brand & Social Media Development

Chris has amassed many connections in the entertainment industry while programming activations all over the world.



Amara Brenner Business Development Manager

Amara graduated from Indiana University where she obtained a Bachelor's of Science Degree in Business Management.



Downtown Julie Brown Sr. Advisor, Music Industry

Downtown Julie Brown is an original. Julie was a successful MTV VJ and MTV Dance Club host. Known for "Wubba Wubba Wubba". She now hosts the 90's on 9 on SiriusXM.

Problem

- Brand and Influencer giveaways are difficult to perform at scale on current social media platforms due to their limiting features for live and post-event logistics.

- Currently, holding live streaming contests require the use of many apps and third-party technology partners. Brands and influencers do not have the time and resources to pull together such technologies into a seamless easy-to-use platform in order to hold these live events.

- Most streaming apps like Instagram, Facebook and Twitter do not have the necessary feature sets built into their platforms to conduct live interactive contests where skill-based tasks are given in order to ultimately derive at a winner(s).

- Giving away products from a brand or brand sponsor poses post-event logistics which become unmanageable for many influencers. ex. Asics shoes is sponsoring a live event on Instagram to give away a 1,000 pairs of shoes in some sort of creative contest. Post-event, gathering the size, color & style from the 1,000 winners is logistically a nightmare using the DM feature on Instagram.

Solution



Fan-centric experiential mobile gaming

Welcome to Booji — the premier mobile gaming platform that provides direct, gamified engagement opportunities between lifestyle brands, sports and music superstars; and their fans, enthusiasts, and aspirational customers.

Booji games are live-streamed and hosted by influential brand partners, iHeartRadio personalities, and trending celebrities. Players will be competing to win over-the-top, once-in-a-lifetime VIP experiences and prizes — from private jets to custom sneakers. Booji answers the call to anyone who can't get tickets to a sold-out concert or game, doesn't want to camp out for a hot designer sneaker drop, or dreams of a fabulous trip to Miami or VIP gambling junket to Las Vegas.

Product



The Booji app

We currently have an iOS version of the app in advanced beta testing. The app will be expanded dramatically to include an Android version with additional types of game play, a new UI/UX interface showcasing the world of "Booji", and fresh, culturally-relevant content hosted by guest celebrities and influencers in all genres. Led by best-in-class developers, Matchfire and world class live streaming experts from AWS/Twitch, we anticipate a full launch in April '23.

Launch categories

INFLATION NATION

Digital prizes in increments of $5k to supplement everyday needs. Prizes from Shell, Chevron, ARCO, Walmart, Amazon and Best Buy.

RETAIL THERAPY

Get your retail therapy on with a gift card or physical prize worth $10k from a luxury retailer. Including, Neiman Marcus, Saks Fifth Ave, Bloomingdales, or LMVH.

Tix

Ticket giveaways from partner iHeart Media to include back stage access with meet and greets with todays biggest stars.



Additional categories

BLING
win jewelry from top designers
DROP
everything shoes & fashion
UFC
win all-inclusive UFC packages
SPORTS
prize packages for sports fans
GRAND "CRU"
the best wines in the biz
THE GREAT OUTDOORS
thrill seeking adventure
PRIDE
LGBTQ inspired activations
RESORTS WORLD
awe inspiring vacation packages

BOOJI GO
sporting event tickets
DREAM TRAVEL
SLS Hotels worldwide
COSMETICS
beauty giveaways
NFTS
win highly sought after NFTs
420
featuring Top Shelf Bud-tending cannabis events in Las Vegas
AREA 15
premier immersive playground
CAESARS
all inclusive luxury play, party & spa packages

LAS VEGAS DJ RESIDENCY
ZEDD, Steve Aoki, Marshmallow in paradise giveaway trips
EATS
superstar chef experiences
WHIPS
Tesla giveaway featuring Super Car Blondie
SXM
meet with celebrity hosts
TATTOO YOU
win exclusive tattoo packages
NIKKI BEACH CLUBS
sun-drench 5-star beach stays
LOVE
play to win dates with your favorite bachelors & bachelorettes

Traction

We're ready to launch with incredible celebrity hosts, brands & strategic partnerships



Scott Rogowsky



Former HQ Trivia Host

Downtown Julie Brown



Sirius XM DJ - 90's on 9

iHeart Radio On Air Personalities



JoJo On The Radio, KIIS-FM, Los Angeles



Ellen K Morning Show KOST 103.5



DJ Lezlee is a Mixer on Real 92.3



Big Boy's Neighborhood, REAL 92.3

Brand partners



BRAND PARTNERS
iHeart RADIO
axs
AEG
Resorts World
RUBIO AVIATION
Drai's
BEACH CLUB • NIGHTCLUB
allegiant stadium
edc
T-Mobile ARENA
NIKKI BEACH
STRATEGIC ALLIANCES
Matchfire
Digital marketing agency responsible for the software engineering, development and UI/UX of the Booji gaming platform and brand development & design.
R&CPMK
ROGERS & COWAN PMK
Creative marketing and communication agency responsible for social media strategy, paid media spend and public relations.
Bulldog Digital Media
Livestreaming platform experts responsible for livestreaming and event execution across social platforms and devices.
GT GreenbergTraurig
Multidisciplinary lawyers with the experience and relationships required to meet the increasingly complex legal needs of global corporations, entrepreneurs, high-net-worth individuals, and artists.
PFM PROVIDENT FINANCIAL MANAGEMENT
Largest financial management group for entertainment industry.
3
booji











Customer

Brand-sponsored prizes offer compelling value

Brands are increasing looking to the influencer community to endorse their products. What better way to connect with relevant fans (customers) then to have their favorite influencer give away products the influencer is passionate about? The real endorsement of a product really comes through when the influencer, the brand, and the fan are all in alignment.

For instance, you follow legendary skateboarder Tony Hawk because you are a skater at heart; for his upcoming event on Booji, his sponsor is giving away 100 pairs of Vans shoes to fans that can complete his Trivia contest the fastest. This is great for his sponsors as fans get to see the latest Vans shoes he is endorsing, and fans have a chance at winning some great products in a live trivia contest that's all about skateboarding.



Case study



iHeartRadio
Radio callout to download and play by KISSFM DJ Jojo Wright syndicated to 60 markets every day for 30 days prior to the event.
iHeartRadio Talent
Callout by iHeartRadio Talent to download Booji and win a trip to Las Vegas trip. (Olivia Rodrigo)
Booji
Callout on the Booji platform to upcoming contest & advert for iHeartRadio and iHeartRadio Talent.
booji
Trivia game hosted by Jojo with co-host, iHeartRadio talent, Olivia Rodrigo showcasing talent related trivia questions.
Revenue share of Booji microtransactions with iHeartRadio and iHeartRadio Talent
Booji drives awareness of iHeartRadio and iHeartRadio Talent on the Booji platform and pays for all prizes
Winner wins travel to Las Vegas, stays at Resorts World where they will have access to everything within the Resorts World universe.
GATSBY'S

Experiential Prize: Stacks cash giveaway including hotel and travel arrangements to Las Vegas courtesy of Resorts World and Allegiant Air.



Business model

Free-to-play games with a proven monetization model

Our live interactive mobile games are free-to-play and powered by micro-transactions. Every game has a grand prize that can range from $10,000 in cash, to a designer handbag, experiential events, VIP trips, celebrity meet & greets, backstage passes, and more. Additionally — in keeping with Booji's credo that a player's time is valuable, and every second counts — Eventualy, Booji will reward users with Edison Coin Crypto that can be used to advance play based on their time spent playing. Further engagement will result in a player receiving daily digital prizes by simply logging in and playing.

While other free-to-play casual games give paltry prizes for ad viewing or survey taking, we can offer stunning prizes due to the volume of play channeled by our best-in-class marketing partners, including Rogers & Cowan PMK, industry leading experts in branding, marketing, social media marketing, public relations and advertising. We are not a casino or a sweepstakes. We offer games of skill and real prizes that our 13 to 40+ aspirational demographic craves.

Market

According to the latest Newzoo study, the global mobile game revenue has grown to $68.5 billion and it is estimated that by the end of 2020, that number will approach $76.7 billion, a 12% increase. Other important industry statistics:

- 15% of publishers on Apple's App Store and Google Play are game publishers, approximately 108,000.

- Mobile games account for 33% of all app downloads, 74% of consumer spend, and 10% of all time spent in-app.

- By the end of 2019, almost one-third of the global population (2.4 billion) play mobile games.

- It is estimated by App Annie that consumers will spend 674 billion hours on mobile devices this year.

- 50% of all mobile app users play games, making it as popular as music apps and second only to social media apps in relation to time spent.

- It is anticipated that advancements in 5G and cloud gaming will enable massive expansion opportunities in the mobile gaming market. Also anticipated is that hyper casual and casual gaming will establish themselves as their own market segment within the mobile gaming industry.

- Most importantly, 2020 was the year where studios began merging user acquisition and monetization strategies to have a deeper and better understanding of each individual user by adopting a unified, singular macro approach to game design and development. This convergence of marketing and strategy with user experience and product design makes for a more robust, all-encompassing gameplay experience for users who want more from their mobile games.

from their mobile games.

- Given that many of Booji's gaming elements provide both a hyper-casual gaming element for basic users and story-driven gaming elements for more dedicated fans who leverage the Fan Cave and Boojitopia experiences to their fullest, Booji is primed to take advantage of these emerging market trends of convergence and user personalization in a heads-on, comprehensive fashion.

- Recent articles in Forbes explored the resilience of the gaming industry, including the casual and mobile aspects, through the last recession of 2008 and into the current pandemic. Relevant data points to increased ad revenues for games, increased conversion from free players to paying users, and an increase in the number of apps that mobile gamers are installing. As brands curb ad spending in other areas, they tend to increase it in the mobile gaming space.

Competition

- HQ Trivia: Although HQ trivia was not designed as a user-generated content platform, it does attract a similar competitive end user.

- Jebbit: The platform creates interactive experiences that capture first-party data. The platform easily creates personalized consumer journeys that generate leads & increase sales for its brand partners.

- Rocket Content: Ion is a code-free platform that allows marketers to increase results by creating interactive quizzes, calculators, ebooks, white papers, infographics, landing pages and other formats in a just a few hours.

- CashQuiz: is a live game show app by Jyagdi LLC where you can play trivia quiz game show with Thousands of other users to earn money online.

Vision & Strategy

The Booji platform is intended to be an incentivized gamification app that grows organically due to brand partner ad promotions and fan galvanization, and in so doing, produces opportunities within the ecosystem for new revenue streams. We anticipate that some of these new sources of revenue for Booji could include artist merchandise sales, VIP fan pre-sale event ticketing, and evolving gamification that can create new ad delivery mechanisms. Beyond the typical revenue drivers, Booji has planned to slow build into a fully convergent immersive app that will involve micro-betting on its own independent blockchain sportsbook, as well as full integration into AR/VR and digital ecospheres.

We will focus on our core revenue drivers per our roadmap, but we will always remain opportunistic with respect to the shifting market and new opportunities that will naturally result from engagement and interaction within the robust Booji ecosystem. This especially includes anticipating the acquisition or creation of patented or patent-pending technology that makes our tech offering unique from potential competitors, now or in the future.

In Q4 of 2023, Booji plans to launch BoojiGO, an ongoing live-streamed series of play-to-win games/events featuring top tier iHeartRadio talent hosting trivia-based games/events. BoojiGO Players/ users will be playing to win VIP experiences at our AEG managed venues, featuring our Live Nation managed talent.

In Q1 of 2024, BoojiGO will be expanded to include enhanced fancentric experiential play-to-win opportunities featuring SoFi Stadium as well as concerts and games at all of our brand partner related venues.

With the continued success of the platform, Booji live experiences will continue to evolve through partnerships with A-list creatives, immersion in the multi-verse and the AR/VR community, expansion into immersive original programming, such as visual albums and short-form pop-ups, as well as embracing 5G technology as the industry continues to evolve.

The key differentiator in our platform is to stay true to rewarding the fans with connectivity and gamified immersive fancentric experiential opportunities to win that fans can't get elsewhere, all centered in finding unique ways to merge the physical and digital worlds.

Funding

Past seed funding rounds;

- February 2020 SAFE Round 1, Total Raised = $704,000

- June 2021 SAFE Round 2, Total Raised = $740,000

Summary





Booji is an innovative, fancentric, immersive casual mobile gaming content app focused on providing experiential, prize-winning value to entertainment, music, sports, and casual gaming fans. These prizes range from basic free items to once-in-a-lifetime experiences in the broad world of entertainment.